INVEST IN **ORIGINAL BRANDS**

All American domestic premium beer for the All American beer drinker



OG
Original
GLORY
American Pilsner
Freedom is worth drinking to
ABV 4.2% | 12 OZ
Freedom
is worth drinking to.

drinkoriginalbrands.com Collierville, TN

Highlights

1. Overall sales revenue grew by over 560% in 2023
2. The Original Brands line accounted for 20% of our beer sales since its introduction in July 2023.
3. Currently distributing in TN and in discussions for expansion into MS, GA, and AL in 2024
4. Hired award winning Master Brewer, Sarah Drake in 2023
5. OG echoes the essence of patriotism and unity and celebrates our uniquely American way of life.
6. Freedom is worth drinking to!

Featured Investor



Eleanor Morgan
Syndicate Lead

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Invested $20,000

"Original Glory is an innovative venture to promote American entrepreneurship and patriotism.

I support and have invested in Original Glory on behalf of all my military family, friends, and protectors of American freedom, as well as beer lovers everywhere.

Partnered with Folds of Honor, a vital organization that assists families of our fallen defenders, Original Glory is the epitome of the "original" American spirit.

Please join me in making Original Glory America's new favorite beer!"

Our Team



Michael Sadler Founder/President

Mike took an idea for a lifestyle brand & grew it into a brewery that has been operating since 2019. His leadership & perseverance have led the business through the opening of two locations, the 2020 downturn & now into regional/national expansion.



Tessie Harris Vice President

A former interior designer, Tessie transitioned to the F&B industry almost 15 years ago. Her expertise, creativity & attention to detail in all areas of business operations have been vital to our growth & will lead to our success in this major expansion.



Sarah Drake Master Brewer

Sarah is an award winning brewer who joined us in 2023 to lead our expansion efforts as a regional brewer. Her talent & creativity are complimented by her background in biotechnology.

America Needs a New Favorite Beer!

Original BRANDS

WE'RE ABOUT TO SHAKE UP THE BEER INDUSTRY

INTRODUCING

OG Original GLORY EST 2023

Freedom is worth drinking to.


Original Glory



GLORY
AMERICAN PILSNER
Freedom is worth drinking to
ABV 4.2% | 12 OZ
An ultra-light body and light sweet corn finish make this beer crushable all day. Infused with Liberty hops to remind you that Freedom is worth drinking to.
4.2% ABV



Freedom is worth drinking to.
Freedom is worth drinking to.
OG
LIGHT
ABV 3.8% | 12 OZ
OG Light
This is the perfect beer for the active lifestyle. A superior, ultra-light bodied pilsner with all the flavor you want and everything you don't. It's just as crisp and refreshing as Original Glory but with the lower carbs and calories you expect in a light beer.
3.8% ABV



ORIGINAL BRANDS
American made.
American owned.
America's beer market is mostly dominated by imports and 'domestics' that are owned by foreign companies, making it hard to find a brand that reflects real American values.
America deserves great domestic beer from an American brewery, with quality ingredients sourced in America and by a company that's owned by people that love and respect our great nation.



REASONS TO INVEST
MARKET GROWTH
The national beer market is valued at over $116 billion and projected to grow to $145 billion by 2027, with premium and super premium domestics continuing to be the market segment leaders.
PROVEN RECORD
We have an established, award-winning brewery with distributor relationships across the southeast, and the ability to scale rapidly. In 2023, the introduction of Original Glory increased our beer sales by 12% .
CHANGING BEER DYNAMICS
In the wake of shifting sentiments surrounding American beer sales in 2023, Original Brands intends to revitalze the domestic beer scene, offering a fresh perspective, and a return to an authentic American brand that we can be proud of.
SOCIAL IMPACT
Original Brands is anchored in our unapologetic love of country, our deeply passionate commitment to unifying our communities, and the support of our uniquely American way of life.
GIVING BACK
We are committed to continuing our support of veteran and first responder organizations. A portion of all proceeds from Original Glory goes to Folds of Honor, TN and all Original Brands products will help provide support to organizations and individuals with a patriotic spirit and love of country.

Since our introduction of Original Glory last year and the decision to enter the premium domestic beer market, we have been fostering relationships with

distributors and retailers across the Southeast as well as establishing an agreement with a contract brewer who can increase our production from 100 barrels to over 3,000 barrels per month. Reaching our fundraising goal will enable us to rapidly scale our production and distribution and explode onto the market as a regional brewer in the first phase of our growth plan, increasing our territory and valuation.



OG
Original
GLORY
EST 2023
Original Glory was inspired by our nation's flag and our original, one-of-a-kind country.
We intend to spread a message of patriotism and unity, as well as support and celebrate our uniquely American lifestyle.



2024 LINE UP
We plan to introduce additional labels throughout 2024 with a light beer scheduled for this spring and two flavored beers later this summer.
COMING SPRING 2024
COMING SUMMER 2024
COMING SUMMER 2024



FOLDS of HONOR
WE ARE COMMITTED TO CONTINUING OUR SUPPORT OF VETERAN AND FIRST RESPONDER ORGANIZATIONS. A PORTION OF ALL PROCEEDS FROM ORIGINAL GLORY GOES TO FOLDS OF HONOR, TN, AND ALL ORIGINAL BRANDS PRODUCTS WILL PROVIDE SUPPORT TO ORGANIZATIONS AND INDIVIDUALS WITH A PATRIOTIC SPIRIT AND LOVE OF COUNTRY.

American Made

American Made.
American Owned.

MIKE SADLER
Founder/President



"At the heart of Original Brands is our desire to create a great American beer brand and ignite a wave of patriotism and unity across the nation. As an American owned company, we are committed to serve, inspire and support the one thing that makes our country so great... the American people."

OUR JOURNEY

We started Hook Point Brewing Co. in 2018 in Collierville, TN. Inspired by the thrilling and active lifestyle our founder experienced during his Naval Aviation career, the brand was meant to be about more than just great beer, it was also about inspiring people to get the most out of life. We set out to be an integral part of our community, sponsoring local events including the Memphis in May Triathlon and the Navy 10 Nautical Miler and supporting local organizations like the VFW, Irreverent Warriors and Folds of Honor Tennessee.

Our patriotic nature inspired us to launch Original Glory American Pilsner on July 4, 2023, in honor of the American flag and our one-of-a-kind nation. As the popularity of Original Glory quickly grew to outsell our other leading craft beers, we realized there was a desire for a new American domestic beer. It didn't take us long to see an opportunity to take our mission to be a positive influence on communities to a national level.

Original Brands will bring this new line of American premium domestic beers to market while encouraging people to get together over a couple of 'cold ones' and celebrate our great nation.


BREWERY
HOOK POINT
BREWING COMPANY


Beer
Sponsor
NAVY10NM 2024
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Afterburner Red
IRISH ALE
HOOK POINT


HAZE
GRAY


X-SERIES

We've heard from people all across the country wanting our beer!

Does AZ. Come into your distribution plans?

PLEASE bring it into CT! Patriots will buy it!🙏🇺🇸

Hawaii🌺Maybe we can be an importer let me know

Heck yeah! I'm just north of ya in KY so we'll be looking for ya!

Over in Birmingham it's a huge market just begging for y'all!

Come down to Louisiana! I would love to try it. Shoot, I could use a beer right now.

Please let us know where we can find it in AL and FL. Thanks...Congrats on made in the USA 🇺🇸

PA - I know you're premiering in the South first... but we can wait and cheer from the stands❤️

Are you in GA yet? We own a very patriotic bar and we are stocking with GA locals and military everything.

We hope you'll join us on this exciting journey...the beginning a of new era in American beer, and the next great American beer company.

Thank You,

America!

Freedom
is worth drinking to.